Exhibit 1

INCREDIMAIL LTD. ANNOUNCES RESULTS FOR Q2 2006

– New Partnerships; Continued Growth and Transition to Recurring Revenue Base –

Tel-Aviv, Israel – August 14, 2006 – IncrediMail Ltd. (NASDAQ: MAIL) reported its financial results for the second quarter ended June 30, 2006.

Financial Results

        Revenues in the second quarter of 2006 increased 25%, reaching $2 million, compared to $1.6 million recorded in the second quarter of 2005. Revenues in the first half of 2006 were $4.2 million, compared to $3.7 million in the first six months of 2005.

        Net income on a U.S. GAAP (Generally Accepted Accounting Principles) basis for the second quarter of 2006 was $0.4 million, or $0.04 per diluted share, compared with a loss of $0.7 million, or $0.11 per diluted share, for the second quarter of 2005. In the first half of 2006, net income on a U.S. GAAP basis was $0.9 million, or $0.10 per diluted share, compared with $0.2 million, or $0.03 per diluted share, in the first half of 2005

        Net income for the second quarter of 2006 and the first half of 2006, included the effect of a non-cash expense, relating to share-based employee compensation, of $0.1 million and $0.2 million, respectively, as required under accounting standard FAS 123(R). On a non-U.S. GAAP basis excluding this non-cash expense, net income for the second quarter and first half of 2006 was $0.5 million and $1.1 million, or $0.06 and $0.12 per diluted share, respectively..

Highlights of the Quarter

—	Opening first office in the United States and appointment of Executive VP:
The New York office will focus on increasing our advertising revenues, corporate branding and public relations, and in identifying and pursuing OEM deals throughout the United States. Our Executive Vice President Jeff Holzmann and the experienced sales people recently added to our team, have vast experience’, in the Internet, advertising and capital market areas, are well suited to promote this strategy.

—	Hiring new financial relations and corporate communications company:
The Investor Relations Group has a proven track record and we are confident of their ability to increase the Company’s visibility in the U.S. market.

—	Engaging new public relations company:
Dukas Public Relations represents numerous hi-tech companies, and has achieved significant public awareness and branding. We expect Dukas’ activity to enable the Company’s potential user base to expand.

—	Yahoo!:
We signed an agreement with Yahoo! to offer a co-branded version of the Yahoo! Personals service.

—	Subscriptions:
We continue with the shift from one-time sales into subscriptions. Our subscription revenue this quarter is up 150%, compared to the second quarter of 2005. The subscription model is successfully presenting a steady flow of revenue.

—	New Product: Magentic by IncrediMail
Magentic was fully released towards the end the second quarter and has drawn over half a million registered users. It has been accepted by our user base with excitement. We are currently engaged in the process of developing additional products.

Comments of Management

Commenting on the news, Mr. Yaron Adler, IncrediMail’s CEO, said, “We are pleased to note that the second quarter of 2006 has shown increasing growth compared to 2005. Simultaneous with this growth, we have been successful in setting the building blocks for even greater long-term growth, collaborating with market leaders such as Yahoo!. We have just begun investing proceeds from the IPO and we expect to see results from these investments in the coming quarters.”

“We continue to explore additional innovative revenue sources and expect to further diversify our revenue sources, including ad-search generated revenues and through partnering with household names. We plan to continue these efforts, while growing the company, building its infrastructure to facilitate exponential growth in the future”, concluded Mr. Adler.

        The Company will host a conference call to discuss the results of the second quarter of 2006, at 4:30 PM EDT on Monday August 14, 2006. IncrediMail Ltd. invites all those interested in hearing management’s discussion of the quarter to join the call by dialing 1-(877)-407-0782. International participants may access the call by dialing 1-(201)-689-8567. A replay will be available for one week following the call by dialing 1-(877)-660-6853 for domestic participants or 1-(201)-612-7415 for international participants and entering account number 286 plus conference ID code 211478 when prompted. Participants may also access webcast of the conference call through the investor relations section of IncrediMail’s website at www.incredimail-corp.com.

About IncrediMail Ltd.
IncrediMail designs and markets an integrated suite of customized and entertaining email software products for the consumer market, offering users the ability to design highly personalized email presentations with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers, JunkFilter Plus, an anti-spam solution, and the recently introduced Magentic, a desktop enhancing solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Use of Non GAAP Measure

This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that including the non-cash stock based compensation adjusted net income provides meaningful supplemental information.

Forward Looking Statements

        This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the marketsin which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information

For further information please contact:
Mr. Jeff Holzmann
Executive Vice President
Incredimail Inc.
jeff@incredimail.com

PUBLIC RELATIONS
Mr. Todd Barrish
Ms. Dorothy Jean
Dukas Public Relations
212-704-7385
Todd@dukaspr.com / Dorothy@dukaspr.com

INVESTOR RELATIONS
Mr. James Carbonara
Ms. Andrea Raetzer
The Investor Relations Group
212-825-3210
jcarbonara@investorrelationsgroup.com / araetzer@investorrelationsgroup.com

### Tables Follow ###

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2005	June 30, 2006
		unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,428	$11,609
Restricted cash	30	-
Marketable securities	2,458	12,081
Trade receivables	1,814	698
Deferred taxes	244	267
Other receivables and prepaid expenses	68	137

Total current assets	7,042	24,792

LONG-TERM ASSETS:
Severance pay fund	349	433
Deferred taxes	149	261
Long-term deposits	154	389
Deferred issuance costs	478	-
Property and equipment, net	288	589
Intangible assets	-	76

Total long-term assets	1,418	1,748

Total assets	$8,460	$26,540

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$114	$197
Deferred revenues	2,333	2,630
Accrued expenses and other liabilities	1,629	1,868

Total current liabilities	4,076	4,695

LONG-TERM LIABILITIES:
Deferred revenues	961	951
Accrued severance pay	428	652

Total long-term liabilities	1,389	1,603

REDEEMABLE CONVERTIBLE PREFERRED SHARES	3,030	-

SHAREHOLDERS' EQUITY (DEFICIENCY)
Shares issued and outstanding: 5,108,720 and 9,387,748 at December 31,
2005 and June 30 2006, respectively	(35)	20,242

Total liabilities and shareholders' equity (deficiency)	$8,460	26,540

INCREDIMAIL LTD.
STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data), unaudited

	Six months ended June 30,		Quarter ended June 30,
	2005	2006	2005	2006

Revenues	$3,680	$4,237	$1,625	$2,036
Cost of revenues	304	334	165	164

Gross profit	3,376	3,903	1,460	1,872

Operating expenses:
Research and development	883	1,218	495	598
Selling and marketing, net	440	592	228	322
General and administrative	393	1,208	175	606

Total operating expenses	1,716	3,018	898	1,526

Operating income	1,660	885	562	346
Financial income (expense), net	(7)	243	(58)	108

Income before taxes on income	1,653	1,128	504	454
Taxes on income	467	182	299	62
Prior year tax expense (benefit)	937	-	937	-

Net income	$249	$946	$(732)	$392

Net earnings per Ordinary share:

Basic	$0.04	$0.11	$(0.11)	$0.04

Diluted	$0.03	$0.10	$(0.11)	$0.04

Non-GAAP adjustment:
Stock based compensation, net	$44	$197	$24	$135

Non-GAAP net income	$293	$1,143	$(708)	$527

Non-GAAP net earnings per share :

Basic	$0.05	$0.13	$(0.11)	$0.06

Diluted	$0.04	$0.12	$(0.11)	$0.06